United States securities and exchange commission logo





                              September 20, 2021

       Tao Xu
       Chief Financial Officer
       KE Holdings Inc.
       Oriental Electronic Technology Building
       No. 2 Chuangye Road, Haidian District
       Beijing 1000086
       People's Republic of China

                                                        Re: KE Holdings Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 6, 2021
                                                            File No. 001-39436

       Dear Mr. Xu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

       Item 3. Key Information, page 4

   1. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and
provide early in Item 3, a diagram of the company   s corporate
                                                        structure, including
who the equity ownership interests are of each entity. Describe all contracts and
arrangements through which you purport to obtain economic rights and exercise control that
results in consolidation of the VIE   s operations and financial results
                                                        into your financial
statements. Identify clearly the entity in which investors are purchasing their
interest and the entities in which the company   s operations are
                                                        conducted. Describe the
relevant contractual agreements between the entities and how this type of corporate
structure may affect investors and the value of their investment, including how and why
the contractual arrangements may be less effective than direct
 Tao Xu
FirstName LastNameTao   Xu
KE Holdings Inc.
Comapany 20,
September NameKE
              2021 Holdings Inc.
September
Page 2    20, 2021 Page 2
FirstName LastName
         ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
         Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
2. At the outset of Item 3, disclose the risks that your corporate structure and being based in
         or having the majority of the company   s operations in China poses to
investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in your annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. At the outset of Item 3, disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to
         approve of the VIE   s operations, and state affirmatively whether you
have received all
         requisite permissions and whether any permissions have been denied.
4. At the outset of Item 3, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
5. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Early in your Item 3 disclosure, please provide in tabular form
 Tao Xu
FirstName LastNameTao   Xu
KE Holdings Inc.
Comapany 20,
September NameKE
              2021 Holdings Inc.
September
Page 3    20, 2021 Page 3
FirstName LastName
         condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
6. Early in your Item 3 disclosure, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Part I, page 4

7. At the outset of Part I, please include an Explanatory Note that discloses prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in
         Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-
         reference to your detailed discussion of risks facing the company as a result of this structure.
8. At the outset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company
s operations in
         China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how statements and regulatory actions
by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, has or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on an U.S. or other foreign exchange. Your
         Business Overview in Item 4 should address, but not necessarily be limited to, the risks highlighted in Part I.
9. At the outset of Part I, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is
 Tao Xu
KE Holdings Inc.
September 20, 2021
Page 4
         clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using
terms such as    we    or
            our    when describing activities or functions of a VIE. Disclose clearly the entity
         (including the domicile) in which investors have purchased their interest.
D. Risk Factors, page 8

10. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
11.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also acknowledge the risk that any action to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. Please revise your disclosure to explain how the Cyberspace Administration of China oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Babette Cooper, Staff Accountant, at 202-551-3396 Wilson Lee, Staff
Accountant, at 202-551-3468 with any questions.



FirstName LastNameTao Xu                                        Sincerely,
Comapany NameKE Holdings Inc.
                                                                Division of
Corporation Finance
September 20, 2021 Page 4                                       Office of Real
Estate & Construction
FirstName LastName